

Mail Stop 4631

November 19, 2009

Mr. Jose Flores Flores
Group Simec, Inc.
Calzada Lazaro Cardenas 601
Colonia La Nogalera, Guadalajara
Jalisco, Mexico 44440

> **RE: Group Simec, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed July 20, 2009**
> **File # 1-11176**

Dear Mr. Flores:

We have reviewed your response letter dated October 16, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the fiscal year ended December 31, 2008

Critical Accounting Policies, page 58

1. We note your response to our prior comment three. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of its carrying value, please provide the following disclosures:

   - The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
   - A discussion of any uncertainties associated with each key assumptions
   - A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

   If you have determined that estimated fair value substantially exceeds carrying values for your reporting unit, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Item 15. Controls and Procedures, page 99

2. We note your response to comment four in our letter dated September 8, 2009. Please revise to briefly explain the reason why your principal executive and financial officers concluded that your disclosure controls and procedures were not effective.

D. Changes in Internal Control Over Financial Reporting, page 102

3. We note your response to comment seven in our letter dated September 8, 2009 and reissue this comment. In this regard, we note that you must affirmatively state whether there were changes in your internal control over financial reporting that occurred during the fiscal year that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting.

Statement of cash flows, page F-49

4. We note your response to our prior comment 12. It appears that it may be more appropriate to revise future filings include changes in your long-term inventory in operating cash flows.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief